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                                    CONTENTS

Financial Statements:

   Statements of Financial Condition -
     March 31, 1996 (Unaudited)
     and December 31, 1995........................................ Page 2

   Statements of Income (Unaudited) -
     For the Three Months Ended March 31, 1996
     and 1995.....................................................      4

   Statement of Retained Earnings
     (Unaudited) - for the Three Months Ended
     March 31, 1996...............................................      5

   Statements of Cash Flows (Unaudited ) -
     For the Three Months Ended March 31, 1996
     and 1995.....................................................      6

   Notes to consolidated financial Statements.....................      8

   Management's Discussion and Analysis of Financial
     Condition and Results of Operations..........................     10



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                          ALGIERS HOMESTEAD ASSOCIATION
                        STATEMENTS OF FINANCIAL CONDITION
                   AS OF MARCH 31, 1996 AND DECEMBER 31, 1995



                                     ASSETS

                                                (UNAUDITED)
                                                  MARCH 31,     DECEMBER 31,
                                                   1996            1995
                                                ------------    ------------
                                                      (IN THOUSANDS)

Cash and Cash Equivalents                       $   1,625        $  1,452
Investments Available-for-Sale-at
   Fair Value                                           0             697
Investment Securities Held-to-Maturity -
   Fair Value of $ 1,204 and $ 1,204
   at December 31, 1995 and March 31, 1996,
   respectively                                     1,225           1,225
Loans Receivable - Net                              9,654           9,690
Mortgage-Backed Securities -
   Available-for-Sale at Fair Value                 6,916           7,688
Mortgage-Backed Securities Held to Maturity
   Fair Value $ 19,883 and $ 22,654
   at December 31, 1995 and March 31, 1996,
   respectively                                    22,880          20,461
Stock in Federal Home Loan Bank                       436             430
Accrued Interest Receivable                           205             229
Real Estate Owned - Net                                45              92
Office Properties and Equipment, at Cost -
   Furniture, Fixtures and Equipment, Less
   Accumulated Depreciation of $ 165 and
   $ 170 at December 31, 1995 and March
   31, 1996, respectively                              225            227
Deferred Charges                                        80              5
Other Assets                                             4              3
Deferred Tax Asset                                      59             59
Income Tax Receivable                                  151            192
                                                ------------    ------------
      Total Assets                             $    43,505       $ 42,450
                                                ------------    ------------
                                                ------------    ------------


 The accompanying notes are an integral part of these financial statements.


                                       2

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                          ALGIERS HOMESTEAD ASSOCIATION
                        STATEMENTS OF FINANCIAL CONDITION
                   AS OF MARCH 31, 1996 AND DECEMBER 31, 1995


                        LIABILITIES AND RETAINED EARNINGS

                                             (UNAUDITED)
                                               MARCH 31,     DECEMBER 31,
                                                 1996            1995
                                             ------------    ------------
                                                      (IN THOUSANDS)

Deposits                                     $   39,206      $   38,203
Advance Payments from Borrowers for
  Insurance and Taxes                               137             152
Accrued Interest Payable on Depositors'
  Accounts                                            7               3
Other Liabilities                                    38              52
                                             -------------   ------------

      Total Liabilities                          39,388          38,410
                                             -------------   ------------


Retained Earnings                                 4,134           4,077
Unrealized Loss on Securities Available-for-
  Sale, Net of Applicable Deferred Income
  Tax                                               (17)            (37)
                                             -------------   ------------

      Total Retained Earnings                     4,117           4,040
                                             -------------   ------------
      Total Liabilities and Retained
        Earnings                              $  43,505      $   42,450
                                             -------------   ------------
                                             -------------   ------------

The accompanying notes are an integral part of these financial statements.


                                       3

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                          ALGIERS HOMESTEAD ASSOCIATION
                              STATEMENTS OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND  1995


                                             (UNAUDITED)    (UNAUDITED)
                                             THREE MONTHS   THREE MONTHS
                                                ENDED          ENDED
                                              MARCH 31,       MARCH 31,
                                                1996           1995
                                             -------------  ------------
                                                    (IN THOUSANDS)
INTEREST INCOME
  Loans                                      $      169     $      199
  Mortgage-Backed Securities                        469            401
  Investment Securities                              47             21
  Other Interest-Earning Assets                       7              6
                                             -------------  ------------

      Total Interest Income                         692            627
                                             -------------  ------------
INTEREST EXPENSE
  Deposits                                          454            387
  FHLB Advances                                      -               5
                                             -------------  ------------
    Total Interest Expense                          454            392

NET INTEREST INCOME BEFORE
  PROVISION (CREDIT) FOR LOAN LOSSES                238            235
PROVISION (CREDIT) FOR LOAN LOSSES                    -              8
                                             -------------  ------------
NET INTEREST INCOME AFTER PROVISION
(CREDIT) FOR LOAN LOSSES                            238            243
                                             -------------  ------------

NON-INTEREST INCOME
  Service Charges and Fees                           28             20
  Lawsuit Proceeds                                    -
  Recapture of Allowance on GIC Bonds
  Gain on Sale of Investments                        29
  Miscellaneous Income                                               4
                                             -------------  ------------
  Total Non-Interest Income                          57             24
                                             -------------  ------------

NON-INTEREST EXPENSES
  Compensation and Benefits                         116            109
  Occupancy and Equipment                            24             24
  Computer                                            6              6
  Deposit Insurance Premium                          25             22
  Recovery of Losses on Real Estate
    Owned                                            -               -
  Real Estate Owned Expense - Net                     2             10
  Other                                              35             59
                                             -------------  ------------
  Total Non-Interest Expense                        208            230

INCOME BEFORE FEDERAL
  INCOME TAX EXPENSE                                 87             37

FEDERAL INCOME TAX EXPENSE                           30             12
                                             -------------  ------------
NET INCOME                                    $      57      $      25
                                             -------------  ------------
                                             -------------  ------------

The accompanying notes are an integral part of these financial statements.

                                       4

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                          ALGIERS HOMESTEAD ASSOCIATION
                         STATEMENT OF RETAINED EARNINGS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                   (UNAUDITED)





Balance, Beginning of Period                                 $   4,077

Net Income                                                          57
                                                             ----------

Balance, End of Period                                       $   4,134
                                                             ----------
                                                             ----------



   The accompanying notes are an integral part of these financial statements.


                                       5
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                          ALGIERS HOMESTEAD ASSOCIATION
                            STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995


                                             (UNAUDITED)    (UNAUDITED)
                                             THREE MONTHS   THREE MONTHS
                                                ENDED          ENDED
                                              MARCH 31,       MARCH 31,
                                                1996           1995
                                             -------------  ------------
                                                    (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                 $     57        $       25

  Adjustments to Reconcile Net Income to
   Cash Provided by Operating Activities:
    Depreciation and Amortization                   5                 3
    Premium Amortization Net of Discount
      Accretion                                    (3)                1
    Increase in Accrued Interest Payable            4                 1
    Decrease in Other Liabilities                 (23)              (30)
    Decrease in Accrued Interest Receivable        24                23
    Decrease in Income Tax Payable                   -              (91)
    Recovery of Loan Losses                                          (8)
    Recovery of Losses on Real Estate Owned        (2)               (6)
    Decrease in Other Assets                         -                3
    Decrease in Deferred Loan Fees                (75)              (36)
    (Increase) Decrease in Prepaid
      Income Taxes                                 40                (7)
    Decrease in Deferred Income Taxes               -                65
                                             -----------     -------------
      Net Cash Provided by (Used In)
       Operating Activities                        27               (57)
                                             -----------     -------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Maturities of Investment Securities -
      Held-to-Maturity                              -                99
    Maturities of Investment Securities -
      Available-for-Sale                          700               100
    Purchases of Mortgage Backed Securities -
      Held-to-Maturity                         (2,845)                -
Maturities of Mortgage Backed Securities -
      Held-to-Maturity                            444               584
Maturities of Mortgage Backed Securities -
      Available-for-Sale                          772               278
    Principal Collected on Loans                  395               400
    Loans Made to Customers                      (349)             (267)
    Non-Cash Dividend - FHLB                       (6)               (6)
    Purchase of Furniture and Fixtures             (3)               (2)
    Proceeds from Sales of Foreclosed Real
      Estate                                       50                51
                                             -----------     -------------
      Net Cash Provided by (Used In)
       Investing Activities                      (842)            1,237
                                             -----------     -------------


The accompanying notes are an integral part of these financial statements.


                                      6

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                          ALGIERS HOMESTEAD ASSOCIATION
                            STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                               (UNAUDITED)     (UNAUDITED)
                                              THREE MONTHS    THREE MONTHS
                                                  ENDED           ENDED
                                                MARCH 31,       MARCH 31,
                                                  1996            1995
                                             --------------  --------------
                                                    (IN THOUSANDS)

CASH FLOWS FROM FINANCING ACTIVITIES
  Net Increase (Decrease) in Deposits         $   1,003        $   (854)
  Net Increase (Decrease) in Advances
   from Borrowers for Taxes and Insurance           (15)            (12)
  Repayment of Federal Home Loan Bank
   Advance                                            -            (400)
                                              -------------    -----------
      Net Cash (Used in) Financing
        Activities                                  988          (1,266)
                                              -------------    -----------
NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                             173             (86)

CASH AND CASH EQUIVALENTS -
   BEGINNING OF YEAR                              1,452             501
                                              -------------    -----------
CASH AND CASH EQUIVALENTS -
   END OF YEAR                                $   1,625        $    415
                                              -------------    -----------
                                              -------------    -----------


The accompanying notes are an integral part of these financial statements.


                                      7

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                          ALGIERS HOMESTEAD ASSOCIATION
                          NOTES TO FINANCIAL STATEMENTS
                           QUARTER ENDED MARCH 31, 1996
                                   (UNAUDITED)

Note 1 - Basis of Presentation -
The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. However, all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included.

The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the year ending December 31, 1996. The unaudited financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto of Algiers Homestead Association contained in the Company's prospectus dated May 13, 1996.

The provision for income taxes is based upon the effective tax rate expected to be applicable for the entire fiscal year.

Note 2 - Adoption of Plan of Conversion -

On January 16, 1996, the Board of Directors of Algiers Homestead Association adopted a Plan of Conversion ("the Plan"), which proposed the conversion of the Association from a Louisiana chartered mutual savings and loan association to a Louisiana chartered stock savings and loan association to be known as Algiers Homestead Association ("the Homestead"), in its mutual or stock form, as the sense of the reference requires) and the concurrent issuance of its capital stock to Algiers Bancorp, Inc. ("the Holding Company").

The Plan provides that non-transferable subscription rights to purchase common stock will be offered first to Eligible Account Holders of record as of the Eligibility Record Date, then to Tax-Qualified Employee Stock Benefit Plans, then to Supplemental Eligible Account Holders, then to Other Members, and then to Directors, Officers and Employees. Shares of common stock remaining unsold after the Subscription Offering, if any, will be offered for sale to the public through a Community Offering and/or Syndicated Community Offering, as determined by the Board of Directors of the Holding Company and the Homestead.

Consummation of the conversion is contingent upon approval by the members of the Homestead and the sale of a sufficient number of shares of common stock consistent with an independent appraisal of the pro forma market value of the common stock. The members of the Homestead are scheduled to vote upon the Plan at a special meeting to be held on June 27, 1996, and the subscription and community offering closed on June 24, 1996.

The costs of issuing the common stock will be deferred and deducted from the sale proceeds. The Homestead had incurred $ 40,852 in stock issuance costs as of March 31, 1996. If the conversion is not completed, these deferred costs will be charged to operations.


                                       8

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The Company filed a Form SB-2 with the Securities and Exchange Commission
("SEC") on March 26, 1996, which as amended was declared effective by the SEC on May 13, 1996. The Company filed a Form AC with the Office of Thrift Supervision ("OTS") and the Office of Financial Institutions ("OFI") on March 26, 1996. The Form AC and related offering and proxy materials, as amended, were conditionally approved by the OTS and OFI by letters dated May 13, 1996 and May 14, 1996. The Company also filed an Application H- (e) 1-S with the OTS and OFI on March 26, 1996, which was conditionally approved by the OTS by letter dated May 13 1996. The Application H- (e) 1-S is currently pending with the OFI.


                                       9

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                          ALGIERS HOMESTEAD ASSOCIATION
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The profitability of the Homestead depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally mortgage-backed securities, loans and investments securities, and interest expense on interest-bearing deposits. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. The Homestead's profitability also is dependent, to a lesser extent, on the level of its noninterest income, provision (credit) for loan losses, noninterest expense and income taxes. In each of the three months ended March 31, 1996 and 1995, net interest income before provision (credit) for loan losses exceeded total noninterest expense. Total noninterest expense consists of general, administrative and other expenses, such as compensation and benefits, occupancy and equipment expense, federal insurance premiums, and miscellaneous other expenses.

RESULTS OF OPERATIONS

The Homestead's net income increased by $32,000 or 128.0% in the three months ended March 31, 1996 from the three months ended March 31, 1995. The increase was due to an increase of $9,000 or 3.9% in net interest income, an increase of $37,000 or 185.0% in noninterest income, and a decrease of $4,000 or 1.9% in noninterest expense, which factors were partially offset by an increase of $18,000 or 150.0% in income taxes.

The increased net interest income was due to an increase in the average interest rate spread from 2.01% in the March 31, 1995 quarter to 2.15% in the March 31, 1996 quarter. The yield on interest-earning assets increased faster than the average rate on deposits as the Homestead was able to control the rate of increase on deposits thorough discretionary pricing. The average rate on deposits increased from 4.14% in the first quarter of 1995 to 4.71% in the first quarter of 1996, while the average yield on interest-earning assets increased from 6.15% to 6.86% over the same period. The increased yield on assets was primarily due to higher yields on the Homestead's adjustable-rate mortgage loans and adjustable-rate mortgage-backed securities. In addition, in the first quarter of 1996, the Homestead used a portion of its maturing investment securities to fund the purchase of mortgage-backed securities, which are higher yielding than investment securities. Mortgage-backed securities increased to $29.8 millon or 68.5% of total assets at March 31, 1996.

Total interest income increased by $71,000 or 11.4% in the first quarter of 1996 compared to the first quarter of 1995, due to the increase in the average yield. Total interest expense increased by $62,000 or 15.8% in the first quarter of 1996 compared to the first quarter of 1995, primarily due to the increase in the average rate. In addition, average deposits increased by $1.1 million or 2.9% in the first quarter of 1996 over the comparable 1995 quarter.

The Homestead had no provision or credit for loan losses in the quarters ended March 31, 1996 and 1995. Total nonperforming loans and troubled debt restructurings totalled $75,000 at March 31, 1996, and the allowance for loan losses at such date was $525,000.


                                       10

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The increase in total noninterest income was primarily due to a $26,000 gain on the sale of a mortgage-backed security that was available for sale during the first quarter of 1996.

The decrease in total noninterest expense was due to a $14,000 decrease in professional fees and a $9,000 decrease in miscellaneous expenses, which decreases were partially offset by increases of $13,000 in compensation and benefits, $4,000 in deposit insurance premiums and $2,000 in occupancy expense.

The increase in income tax expense was primarily due to an increase of $50,000 or 135.1% in pre-tax income.

LIQUIDITY AND CAPITAL RESOURCES

The Homestead is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current OTS regulations require that a savings institution maintain liquid assets of not less than 5 % of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less, of which short-term liquid assets must consist of not less than 1 %. At March 31, 1996, the Homestead's liquidity was 9.2 % or $ 1.6 million in excess of the minimum OTS requirement.

The Homestead is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of 1.5 %, 3.0 %, and 8.0 %, respectively. At March 31, 1996, the Homestead's tangible and core capital both amounted to $4.1 million or 9.50% of adjusted total assets of $43.5 million, and the Homestead's risk-based capital amounted to $4.1 million or 36.50% of adjusted risk-weighted assets of $11.3 million.


                                       11